Exhibit 99.3

Wolseley plc ("the Company") announces that options over ordinary shares of 25 pence each in the capital of the Company have been granted to the following Executive Directors and Persons Discharging Managerial Responsibilities at a price of 805.5 pence per share:

The Wolseley Share Option Plan 2003 – 2007 Award

Name	No. of options granted	Date of grant	Total number of shares over which Executive options held following this notification

A. Barden	80,074	02.11.07	256,733
C. A. S. Hornsby	264,983	01.11.07	648,885
R. H. Marchbank	114,034	01.11.07	426,215
F. W. Roach	113,303	01.11.07	327,528
L. J. Stoddard	94,419	01.11.07	293,259
S. P. Webster	150,837	02.11.07	728,031

These options have been granted under the Wolseley Share Option Plan 2003 which was approved by shareholders at the Annual General Meeting held on 21 November 2003 and which requires the satisfaction of corporate performance criteria before the options become capable of exercise. The options have been granted without the benefit of any retesting and will, therefore, lapse if the performance criteria have not been met upon maturity of the awards in November 2010.

For further information please contact:

Charles P Watters
Group Company Secretary and General Counsel (Interim)
0118 929 8700